Exhibit 99.1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Midatech Pharma plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Woodford Investment Management LLP (Woodford)
4. Full name of shareholder(s) (if different from 3.):iv	Clients of Woodford
5. Date of the transaction and date on which the threshold is crossed or reached: v	15.02.2016
6. Date on which issuer notified:	16.02.2016
7. Threshold(s) that is/are crossed or reached: vi, vii	20%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00BRTL9B63	6,677,899	6,677,899	6,703,189	6,703,189		20%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
6,703,189			20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Woodford Investment Management LLP as Investment Manager

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Akpene Akonou
15. Contact telephone number:	01865 809024